UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 14, 2025, Ascentage Pharma Group International (the “Company”) entered into a Placing and Subscription Agreement by and by and among the Company, The Dajun Yang Dynasty Trust (the “Seller”), J.P. Morgan Securities (Asia Pacific) Limited (“JPM”) and Citigroup Global Markets Limited (“Citi” and, together with JPM, the “Managers”) pursuant to which the Seller agreed to offer and sell, and the Managers agreed to procure purchasers for 22 million ordinary shares of U.S. $0.0001 par value each in the share capital of the Company (the “Sale Shares”) in an offshore transaction outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)(the “Offshore Placement”) and the Seller agreed to subscribe for, and the Company will issue to the Seller, the same number of shares of the Company at the same price at which the Sale Shares were placed.

A copy of the press release announcing the pricing of the placement of the Sale Shares and the announcement made by the Company to The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) are furnished as Exhibits 99.1 and 99.2, respectively, to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release Dated July 14, 2025
99.2	Hong Kong Stock Exchange Announcement Dated July 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: July 14, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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